MARCH 2019

Golden Grain Energy

Energy for a Clean Environment

Ethanol Connection

Golden Grain Energy LLC

@ggecorn

When the weather gets tough, GGE's employees are tougher!

The first three months of 2019 have brought North Iowa and Golden Grain Energy plenty of challenges in terms of weather, and we want to thank our employees for going above and beyond to keep the plant operating through extreme cold and extreme snow, while maintaining a safe working environment for everyone.

Among the challenges:

Keeping the plant running when temps hit -40* F. At that temperature, if anything stops moving, it freezes, which can cause line breakages and a bad chain reaction within the plant. Our maintenance and production crews prevented this from happening through the week of the polar vortex in late January.

Keeping corn supplies up. Trucking stops when temps are -40* or when snow drifts to heights of as much as 10-foot high. In order to keep enough stock on hand, we partnered with our corn suppliers to take corn for extended hours when we could during January and February.

Keeping the railroad moving. Our grains department works outside from 5 a.m. to 5 p.m. regardless of the weather. This includes working in short stints to stay safe in extreme cold temperatures and clearing drifted snow from the tracks and switches - by hand.

Keeping the plant roads and walkways clear. The maintenance department was tasked with clearing all of that snow in time for the 5-6 a.m. shift change every day, making for extra early mornings.

While the recent Midwest flooding has not directly impacted our plant location, the damage done to infrastructure to the west has severely restricted rail activity, limiting our options for shipping out product, especially DDGs. We continue to hope for the best for our agricultural colleauges dealing with major flooding and its aftermath.

Thank you to our team for all they do!

Annual meeting recaps 2018 highs, lows

It has been a challenging year for the ethanol industry as a whole, and for Golden Grain Energy, specifically, but at the company's annual membership meeting, Feb. 18, company and industry officials also noted the future plans and changes that provide a positive look forward.

Financial review

With corn and ethanol prices both down through much of the year, and a reduced overall production rate at the plant due to process difficulties, 2018's financial performance fell short of the previous year and 5-year averages in both overall revenue and in gross profit, reported CFO Christy Marchand.

As total US ethanol production bumps against the blend wall—meaning production is meeting or exceeding demand—prices have fallen, bringing the income per gallon to near-record lows in 2018 at just 6 cents per gallon, compared to 5-year-average of 29 cents per gallon.

Despite the tough financial year, Golden Grain's board is committed to returning profits to members, as well as investing in the plant's growth, and approved distributions in 2018 of $0.75 per unit, along with a $0.25 distribution given so far in FY 2019.

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Margin challenges extend into Q1 2019

The first fiscal quarter of 2019 ended on Jan 31, 2019. Financial results were similar in nature compared to 2018 but the individual sections were much different. The three months ended Jan 31, 2019, showed a net loss of about $1.2 million or $(0.06)/unit compared to the same period of 2018 which showed a loss of $1.3 million or $(0.07)/unit. Ethanol prices are down approximately 5 percent but distiller grain prices are up about 26 percent year over year.

On the expense side, 2019 corn and natural gas prices are approximately 2 and 18 percent lower, respectively, compared to the first quarter of 2018. Gallons of ethanol sold were down about 3 percent in 2019 compared to 2018 due to the margin environments. GGE could have run faster, producing more gallons in the first quarter, but that wouldn't necessary have equated to more profits. Additional over-supply of ethanol could mean a lower price for all our gallons.

On the cost side, running harder also means more corn which could equate to a higher price paid on incremental bushels. Margin analysis continues to take place daily as we try to maximize profits or minimize losses and balance supply and demand of ethanol, distiller grains and corn.

Historically, our first fiscal quarter tends to see the poorest margins. Looking forward, margins appear to be slim for several months to come but may not be as tight as we saw in November and December of 2018.

In spite of having a challenging margin atmosphere we continue to generate positive cash from operations. Our balance sheet remains relatively unchanged as we cautiously look to where the next capital expenditures and growth opportunities lie for GGE. A member distribution of approximately $5 million was paid in December 2018 for members of record as of Nov 19, 2018. We also spent about $3.4 million on capital expenditures during our first fiscal quarter primarily associated with the new fermenters. At this time the only other commitment we have in place is for the new road and administration office. These are scheduled to start construction as soon as weather permits. The new road will change the traffic flow of GGE from 43rd Street to Pierce Ave. Approximately 1/3 of the road will be considered a city street and was paved by Mason City last fall. We are looking forward to the completion of our portion in the fall of 2019 to add additional staging area for trucks delivering corn to GGE.

The complete 10-Q can be found on the SEC website or by following the investor link at www.ggecorn.com at that time.

— Christy Marchand, CFO

BALANCE SHEET	January 31, 2019	October 31, 2018
Current Assets	$ 29,966,766	$ 35,558,094
Total Assets	$ 128,989,131	$ 135,666,279
Current Liabilities	$ 7,23,450	$ 7,634,070
Long-term liabilities	$ 411,407	$ 536,414
Members Equity	$ 120,954,274	$ 127,101,795
Book Value per Unit	$ 6.09	$ 6.40

INCOME STATEMENT	3 Months Ended 1/31/2019	3 Months Ended 1/31/2018
Revenue	$ 46,196,377	$ 47,479,043
Gross Profit/(Loss)	$ (6221,266)	$ 60,857
Equity in Net Income from Investments	$ 160,897	$ 413,205
Net Income/(Loss)	$ (1,179,271)	$ (1,317,498)
Net Income/(Loss) per Unit	$ (0.06)	$ (0.07)
Distribution Paid	$ 0.25	$ 0.75

K-1 forms available online

GGE Tax Forms (Form K-1) for 2018 were made available to online portal members and tax preparers on Feb. 23. Paper copies were sent on Feb. 25. Thank you for those who retrieved their K-1 from the online portal. The portal is the most secure, timely and effective way to get your tax information. Should you or your tax preparer have additional questions on how to access your document or questions on the K-1 itself please contact the GGE office or cmarchand@ggecorn.com.

Biofuels Mobile Education Center (BMEC) recognized

The Biofuels Mobile Education Center—a trailer full of information and education opportunities about the biofuels industries—was recently honored with a second place merit award by The National Agri-Marketing Association, competing against more than 300 entries from entities such as CHS, Vermeer, John Deere, and others. BMEC is a joint effort of the Iowa Corn Growers Association, Iowa Renewable Fuels Association, and individual ethanol plants, including Golden Grain Energy.

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Facility expansion, changes on track

Operations review

One of the ways in which Golden Grain Energy is focused on improving returns is by improving the efficiency of operations. Chad Kuhlers, COO, highlighted advances the plant has made through the years in reducing the amount of natural gas, electricity, and water needed for each gallon of ethanol produced, as well as squeezing a little more ethanol out of each bushel of corn. Comparing rates from the plant's inception to those anticipated in 2019, the amount of natural gas needed per gallon of ethanol has been reduced by more than 10%, and the electricity required has dropped by nearly 7.5%.

Rates for 2018 were impacted, however, by an incident in June resulting in excess water in the distillation during a restart. That excess water, which overloaded the distillation system, caused a chain reaction of problems within the plant. It took several days of work to reset the entire system, resulting in a loss of production time.

The plant has been operating normally since that time.

Facility improvements

Work is continuing on projects to bring Golden Grain Energy's capacity up to 150 mgpy of production, increasing efficiency in the plant's production and in moving traffic through and around the site to accommodate the increased rate.

Curt Strong, executive vice president and commodities manager, outlined both completed and planned parts of the project.

Relocation and expansion of the storage building — complete.

Slurry system updated to a two-tank system allowing for maintenance on one side without taking the entire plant down — complete.

Three new fermenters to increase capacity to 150 mg/yr rate and allow more flexibility in run rates to match marketing economics — commissioned in February.

Road improvement and administration building relocation to allow for staging of up to 75 corn trucks on plant property and improve traffic flow — to be completed in 2019.

Potential upgrades to the DDG system to accommodate larger production rate — TBD.

Around the industry: All eyes on EPA

Much of the ethanol industry is closely watching the Environmental Protection Agency to see if promises made last year by President Trump during a visit to Iowa regarding E15 are upheld, and how the agency will respond to the continued flow of small refiner exemptions (SREs) being sought by oil companies.

More small refiner exemptions granted

With RFS exemptions, waivers, and trade barriers, ethanol consumption growth has slowed in the past 12-18 months, resulting in production outpacing demand and record high seasonal stocks. In order to address the diminishing demand, RFA is placing priorities on restoring the blending requirements lost to SREs, bootsting export demand, and expanding E15 sales, including approval of E15 for year-round use nationwide.

The EPA approved a total of nearly 50 small refiner exemptions in 2017 and 2018, with 5 more approved this March, further eroding the required renewable gallons intended in the original RFS.

Year-round E15

In remarks to the House Agriculture Committee in late February, USDA Secretary Sonny Perdue said the final rule allowing year-round E15 may not be done in time for the start of the summer driving season. RFA's Goeff Cooper, who spoke at GGE's annual meeting in February, issued this statement in response:

"We were very disappointed to hear that the regulatory fix allowing year-round E15 may not be completed by the beginning of the summer driving season. The American ethanol industry and farmers across the country have suffered greatly as a result of former EPA Administrator Scott Pruitt's efforts to destroy demand for renewable fuels and undermine the effectiveness of the Renewable Fuel Standard. That is why President Trump's promise last October to allow year-round sales of E15 by this summer was met with such enthusiasm and appreciation, and why the suggestion today that EPA will break that promise represents such a gut punch, if it is indeed true."

Make your voice heard

The EPA has signed a rule permitting E-15 for year-round use, but it also includes changes to the RIN credits which ethanol advocates believe will undermine ethanol use. That action is now in the public commenting period. We encourage our members to voice their support for the move to approve E15 and their concern over the changes to the RIN credits before the commenting period closes on April 29.

You can find talking points and a link to submit comments at this webpage from the American Coalition for Ethanol (ACE): http://cqrcengage.com/ethanol/action. Or simply fill out the postcard included in this newsletter.

Golden Grain Energy
1822 43rd St. SW
Mason City, IA 50401

Until next time ... 15th Annual PAC Golf Outing Set Aug. 19

The 15th annual Friends of Ethanol (PAC) banquet and golf outing will be Aug. 19 at Cedar Ridge Golf Course in Charles City. Golf sign-in will be at 12:15 p.m., with a shotgun start at 1 p.m. Cost is $75 for golf, cart and dinner. The fundraiser auction and dinner will begin at approximately 5 p.m. featuring a prime rib dinner by the Fredericka Locker. For those who choose only the meal and auction, the cost is $25 per person.

Please RSVP for golf and/or meal reservations by calling the Golden Grain Energy office at 641-423-8525 or email at info@ggecorn.com.

Golden Grain Energy, LLC

Board of Directors
Dave Sovereign, Chairman
Steve Sukup, Vice Chairman
Stan Laures, Secretary
Jim Boeding
Jerry Calease
Marion Cagley
Dave Reinhart
Leslie Hansen
Duane Lynch
Roger Shaffer

Management Team
Curt Strong, Executive Vice President & Commodity Manager
Chad Kuhlers, Chief Operating Officer
Christy Marchand, Chief Financial Officer

641-423-8525
888-GGE-CORN
Fax: 641-421-8457
www.ggecorn.com
info@ggecorn.com

OUR MISSION:
Add value to the corn production of the area and enhance the incomes of our investor partners while providing economic growth to the area we serve.

This newsletter contains forward-looking statements. We undertake no responsibility to update any forward looking statement. When used, the words "believe", "hope", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Readers should not place undue reliance on any forward-looking statements and recognize that the statements are not predictions of actual future results, which could and likely will differ materially from those anticipated in the forward-looking statements due to risks and uncertainties, including those described in our Securities and Exchange Commission filings, copies of which are available through our website or upon request.